

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 11, 2009

Mr. Stratton J. Nicolaides
Chief Executive Officer and Chairman
Numerex Corp.
1600 Parkwood Circle
Suite 500
Atlanta, GA 30339-2119

> **Re**: **Numerex Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-22920**

Dear Mr. Nicolaides:

      We have reviewed your response letter dated May 28, 2009 to comment number one. Please address the following comments in the Form 10-Q for the quarter ended June 30, 2009. Please provide a draft of proposed disclosures.

Form 10-K
Management's Discussion and Analysis, page 33

1. Provide a sensitivity analysis of your most recent impairment test assumptions for your Orbit One reporting unit and your BNI reporting unit based upon reasonably likely changes. The sensitivity analysis should show how much additional impairment charge would you have had on each of these reporting units if each of the discount rate, revenue growth rates and profitability growth rates increase or decrease by 1%.

2. We note that as of your latest annual impairment testing under SFAS 142 that the fair value of your Wireless (excluding Airdesk and Orbit One) reporting unit and your Airdesk reporting unit exceeded their carrying values. In this regard:

- Disclose the percentage by which the fair value of each reporting unit would have to decline in order to fail step one of your goodwill impairment test.

Mr. Stratton J. Nicolaides
Numerex Corp.
June 11, 2009
Page 2

- Provide a discussion of your historical cash flow growth rates in each of the last three years and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.
- Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3. Refer to your tabular segment disclosures on page 17 of your March 31, 2009 Form 10-Q which reflect material deterioration in your segment operating results when compared with the operating results of the fourth quarter and the first quarter of 2008. Tell us whether the growth rates assumptions used in the most recent annual impairment test are consistent with the 1st quarter operating results. Further, addressing the factors in paragraph 28 of SFAS 142 tell us how you concluded that you were not required to perform an interim goodwill impairment test under SFS 142 as of March 31, 2009.

4. In light of the significant goodwill impairment charge reflected in the final quarter of fiscal year 2008, you should expand your MD&A to discuss for each affected reporting unit your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director